

**CARDIOME**
PHARMA CORP.

1441 Creekside Dr, 6th Floor
Vancouver, B.C.
V6J 4S7

Tel:  604-677-6905
Fax: 604-677-6915

NASDAQ: CRME   TSX: COM

# CARDIOME ANNOUNCES FIFTEEN XYDALBA™ AND ZEVTERA® ABSTRACTS AT ECCMID 2018

*Company Will Also Host Xydalba Expert Educational Session Featuring Key Opinion Leaders in the Field of Hospital Anti-Infectives*

**Vancouver, Canada, April 12, 2018** -- Cardiome Pharma Corp. (NASDAQ:CRME / TSX:COM), a revenue-generating, specialty pharmaceutical company focused on commercializing hospital drugs, today announced 15 data presentations taking place at the 28th European Congress of Clinical Microbiology and Infectious Disease (ECCMID), being held April 21-24, 2018 in Madrid, Spain.  The presentations will include data for the Company's commercial anti-infective assets, Xydalba™ (dalbavancin hydrochloride) and Zevtera/Mabelio (ceftobiprole), an intravenous (IV) cephalosporin antibiotic with rapid bactericidal activity against a wide range of Gram-positive and Gram-negative bacteria, including methicillin-resistant *Staphylococcus aureus* (MRSA) and *Pseudomonas aeruginosa*.

In addition to the data presentations at the meeting, Cardiome will also be hosting an educational session featuring presentations by several physician experts regarding emerging anti-infective treatments and clinical experience with Xydalba, the first and only 30-minute, one-dose treatment option for acute bacterial skin and skin structure infections (ABSSSI).  The details for the Xydalba symposium are as follows:

- **Session title:** Paradigm Shift in the Treatment of Gram-positive Infections
  **Chairpersons:** Christian Chidiac, Croix-Rousse Hospital, Lyon, and Luis Eduardo Lopez-Cortes, University Hospital Virgen Macarena, Sevilla
  **Speakers:** David Livermore, Norwich Medical School, Norwich, Beatrice Grabein, University of Munich Grosshadern, Klaus Freidrich Bodmann, Werner Forßmann Hospital, Eberswalde, Aurelien Dinh, HU Raymond Poincare APHP, Paris, Neil Ritchie, Queen Elizabeth University Hospital Glasgow, Glasgow
  **Date and time:** Saturday, 21 April 2018 from 16:30 – 18:30 CEST
  **Onsite location:** Hall K

Cardiome currently markets Xydalba in France, Germany, the UK, the Republic of Ireland, Netherlands, Finland and Sweden.  The Company currently markets ceftobiprole under the brand name Mabelio in Italy and France and under the brand name Zevtera in the UK, Germany, Austria and Switzerland, and will soon be launching Zevtera in Spain.

**The details for the data presentations at ECCMID are as follows:**

*Xydalba presentations*

**Title:** Reduced hospital stays for skin infections treated with dalbavancin
**Lead author:** Robert Laing, *Aberdeen, United Kingdom*

**Date and time:** Saturday, 21 April 2018; 15:30 – 16:30 CEST
**Location:** Paper Poster Arena
**Poster number:** #P0282
**Session info:** PS018 – Clinical trial experience – new antibacterial agents

**Title:** Simulated dalbavancin exposures select for dalbavancin-nonsusceptible, vancomycin-intermediate (VISA) strains of methicillin-resistant Staphylococcus aureus (MRSA) in in vitro pharmacokinetic/pharmacodynamic models
**Lead author:** Brian Werth, *Seattle, WA, USA*
**Date and time:** Saturday, 21 April 2018; 15:30 – 16:30 CEST
**Location:** Paper Poster Arena
**Poster number:** #P0264
**Session info:** PS017 – Preclinical PK/PD

**Title:** Long-term outcomes of dalbavancin for the treatment of osteomyelitis in adult patients
**Date and time:** Monday, 23 April 2018; 09:00 – 10:00 CEST
**Lead author:** Urania Rappo, *Jersey City, NJ, USA*
**Location:** ePoster Arena 3
**ePoster number:** #O0697 (mini oral session)
**Session info:** OE133 – Osteomyelitis: Optimal treatment options

**Title:** Can dalbavancin be used as a catheter lock solution?
**Date and time:** Monday, 23 April 2018; 12:30 – 13:30 CEST
**Lead author:** María Guembe, *Madrid, Spain*
**Location:** Paper Poster Arena
**Poster number:** #P1425
**Session info:** PS072 – Biofilms I – Gram-positive pathogens

**Title:** Dalbavancin as treatment for endocarditis and/or bloodstream infections produced by Gram-positive cocci
**Lead author:** Carmen Hidalgo Tenorio, *Granada, Spain*
**Date and time:** Tuesday, 24 April 2018; 12:30 – 13:30 CEST
**Location:** Paper Poster Arena
**Poster number:** #P2017
**Session info:** PS099 – What is new in infective endocarditis?

**Title:** In vitro activity of dalbavancin against daptomycin-unsusceptible and daptomycin-high-level-resistant MRSA and MSSA
**Lead author:** Juan-Luis Munoz-Bellido, *Salamanca, Spain*
**Date and time:** Tuesday, 24 April 2018; 12:30 – 13:30 CEST
**Location:** Paper Poster Arena
**Poster number:** #P2060
**Session info:** PS102 – MRSA: epidemiology and susceptibility

**Title:** In vitro antibacterial and bactericidal activity of dalbavancin against different multidrug resistant (MDR) Staphylococcus aureus strains

**Lead author:** Floriana Campanile, *Catania, Italy*
**Date and time:** Tuesday, 24 April 2018; 12:30 – 13:30 CEST
**Location:** Paper Poster Arena
**Poster number:** #P2061
**Session info:** PS102 – MRSA: epidemiology and susceptibility


**Title:** [In vitro activity of tedizolid, dalbavancin and ceftobiprole against Clostridium difficile](#)
**Date and time:** Monday, 23 April 2018; 13:30 – 14:30 CEST
Lead author: Avi Peretz, *Teberias, Israel*
**Location:** Paper Poster Arena
**Poster number:** #P1844
**Session info:** PS091 – Resistance in various Gram-positives


*Zevtera Presentations*


**Title:** [Activity of ceftobiprole and comparators against a collection of teicoplanin- and/or linezolid-resistant coagulase-negative staphylococci from bloodstream infections](#)
**Lead author:** Marco Coppi, *Florence, Italy*
**Date and time:** Saturday, 21 April to Tuesday, 24 April 2018
**Location:** ePoster terminals
**ePoster number:** #E0003
**Session info:** EV001 – MRSA: Antibacterial susceptibility and resistance


**Title:** [Activity of ceftobiprole and comparators against European respiratory-tract isolates of MSSA and MRSA from 2016](#)
**Lead author:** Ian Morrissey, *Monthey, Switzerland*
**Date and time:** Saturday, 21 April to Tuesday, 24 April 2018
**Location:** ePoster terminals
**ePoster number:** #E0006
**Session info:** EV001 – MRSA: Antibacterial susceptibility and resistance


**Title:** [Ceftobiprole versus vancomycin in treatment of methicillin-resistant Staphylococcus aureus (MRSA) meningitis in an experimental rabbit model](#)
**Lead author:** Oguz, Resat Sipahi, *Izmir, Turkey*
**Date and time:** Saturday, 21 April 2018; 15:30 – 16:30 CEST
**Location:** Paper Poster Arena
**Poster number:** #P0263
**Session info:** PS017 – Preclinical PK/PD


**Title:** [In vitro susceptibility testing of cerufoxime, cefixime, cefpodoxime, cefotaxime, ceftaroline, ceftobiprole, linezolid and tedizolid against isolates of Nocardia by using the E-test method](#)
**Lead author:** Veronica Rodriguez-Nava, *Lyon, France*
**Date and time:** Monday, 23 April 2018; 13:30 – 14:30 CEST
**Location:** Paper Poster Arena
**Poster number:** #P1841
**Session info:** PS091 – Resistance in various Gram-positives

**Title:** [In vivo assessment of ceftobiprole versus daptomycin in a murine model of Staphylococcus aureus bacteremia: antimicrobial activity and impact on host inflammatory response](#)
**Lead author:** Cédric Jaqueline, *Nantes, France*
**Date and time:** Tuesday, 24 April 2018; 12:30 – 13:30 CEST
**Location:** Paper Poster Arena
**Poster number:** #P2025
**Session info:** PS100 – News on staphylococcal bloodstream infection

**Title:** [Epidemiology and ceftobiprole susceptibility of European Enterobacteriaceae and Gram-positive clinical isolates from different infection sources collected in 2016](#)
**Lead author:** Stephen Hawser, *Monthey, Switzerland*
**Date and time:** Tuesday, 24 April 2018; 12:30 – 13:30 CEST
**Location:** Paper Poster Arena
**Poster number:** #P2441
**Session info:** PS122 – Other (new) beta-lactams: In vitro activity against Gram-negatives

**Title:** [Bactericidal and synergistic activity of ceftobiprole combined with different antibiotics against selected Gram-positive isolates](#)
**Lead author:** Floriana Campanile, *Catania, Italy*
**Date and time:** Tuesday, 24 April 2018; 12:30 – 13:30 CEST
**Location:** Paper Poster Arena
**Poster number:** #P2498
**Session info:** PS125 – Various aspects of antimicrobial susceptibility testing

## About Xydalba™ (dalbavancin hydrochloride)

Xydalba™ (dalbavancin hydrochloride) for infusion is a second generation, semi-synthetic lipoglycopeptide, which consists of a lipophilic side-chain added to an enhanced glycopeptide backbone. Xydalba is the first and only 30-minute, one-dose treatment option for acute bacterial skin and skin structure infections (ABSSSI) that delivers a full course of IV therapy. Xydalba can be administered as either one 1500 mg dose or as a two-dose regimen of 1000 mg followed one week later by 500 mg, each administered over 30 minutes. Xydalba demonstrates bactericidal activity in vitro against a range of Gram-positive bacteria, such as Staphylococcus aureus (including methicillin-resistant, also known as MRSA, strains) and Streptococcus pyogenes, as well as certain other streptococcal species. Dalbavancin was approved by the U.S. Food and Drug Administration in 2014 for the treatment of adult patients with ABSSSI caused by susceptible Gram-positive bacteria, including methicillin resistant staphylococcus aureus (MRSA) and is commercialized under the trade name DALVANCE®. Dalbavancin was also approved by the European Medicines Agency for the treatment of ABSSSIs in adults and is commercialized under the tradename Xydalba. Xydalba is marketed by Cardiome in six countries, including the United Kingdom, France, Germany, Sweden, Finland and the Republic of Ireland.

## About Zevtera® / Mabelio® (ceftobiprole)

Zevtera® (ceftobiprole medocaril sodium) is a cephalosporin antibiotic for intravenous administration with rapid bactericidal activity against a wide range of Gram-positive and Gram-negative bacteria, including methicillin-susceptible and resistant *Staphylococcus aureus* (MSSA, MRSA) and susceptible *Pseudomonas spp*. Ceftobiprole is currently approved for sale in 13 European countries and several non-European countries for the treatment of adult patients with community-acquired pneumonia (CAP) and hospital-acquired pneumonia (HAP), excluding ventilator-associated pneumonia (VAP). Ceftobiprole is currently commercialized in Italy, France, Germany, the U.K., Austria and Switzerland under the brand name Zevtera or Mabelio®.

## About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Cardiome develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications. Cardiome's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver Remodulin® (treprostinil) the world's leading treatment for pulmonary arterial hypertension.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

## Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation ("forward-looking statements") that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. A discussion of the risks and uncertainties facing Cardiome are discussed in our most recent annual and quarterly reports and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. All of the risks and certainties disclosed in these filings are hereby incorporated by reference in their entirety. While Cardiome makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Cardiome® and the Cardiome Logo are the proprietary trademarks of Cardiome Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Cardiome and its affiliates worldwide.
Xydalba™ is a trademark of Durata Therapeutics Holding C.V., and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed and used under license.
DALVANCE® is a trademark of Allergan Pharmaceuticals International Limited.
All other trademarks are the property of their respective owners.

**Contact:**

Justin Renz
CFO
Cardiome Pharma Corp.
604.677.6905 ext. 128
800.330.9928
jrenz@cardiome.com

Argot Partners
Michelle Carroll
212.600.1902
michelle@argotpartners.com

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